Exhibit 99.2

Investor Group Issues Letter to Sesen Bio’s Board of Directors Regarding Intent to Vote AGAINST Proposed Carisma Merger

Calls on Board to Stop Wasting Corporate Resources and Hold a Stockholder Vote as Soon as Possible

Questions the Board’s Apparent Desire to Keep Stockholders in the Dark on Key Details

HOUSTON--(BUSINESS WIRE)--Bradley L. Radoff and Michael Torok (together with their affiliates, the “Investor Group” or “we”), who own approximately 8.4% of the outstanding common stock of Sesen Bio, Inc. (Nasdaq: SESN) (“Sesen Bio” or the “Company”), today issued the following open letter to the Company’s Board of Directors (the “Board”) regarding the proposed merger with Carisma Therapeutics Inc. (“Carisma”):

Members of the Sesen Bio Board,

The Investor Group remains adamantly opposed to Sesen Bio’s proposed merger with Carisma. Last week’s announcement of amended merger terms and yesterday’s press release only reinforce our view that you are an inexperienced, misaligned Board that appears blindly committed to an ill-conceived transaction. It is equal parts ironic and frightening to us that you believe offering Sesen Bio up as a merger partner to a cash-starved, overvalued private company reflects a robust review of strategic alternatives. Moreover, it is confounding that you still deem the transaction to be in stockholders’ best interest, particularly in light of the poor market reaction and your collective lack of ownership of Sesen Bio shares.

We urge the Board to stop wasting corporate resources and hold a stockholder vote as soon as possible. We view the vote on the pending merger as a referendum on your stewardship, meaning we expect all Board members who continue to support the deal to resign if the transaction is voted down by stockholders.

Ahead of a near-term vote, the Board should make the following information available to the Company’s stockholders:

1.	An updated fairness opinion on Carisma’s valuation that includes a detailed explanation justifying Sesen Bio’s investment in Carisma at a seemingly absurd valuation despite the massive decline in comparable company valuations that were included in the original fairness opinion.

2.	The total transaction-related professionals’ fees/bonuses incurred to date and potentially owed by the Company in the event the transaction goes through.

3.	Clarity on how much capital is being invested at the $350 million valuation currently attached to Carisma. While your communications stress the quality of Carisma’s management team and investors, we continue to wonder why Sesen Bio’s stockholders are slated to contribute the majority of the capital.

At this point in time, it looks to us like the transaction being championed by the Board will benefit Sesen Bio’s advisors and Carisma at the direct expense of the Company’s stockholders. This remains unacceptable to us. We continue to believe it is in the best interest of Sesen Bio stockholders, the true owners of the Company, to terminate the merger agreement. Short of that, we urge the Board to minimize all expenses and hold a stockholder vote as soon as possible.

We look forward to your prompt and direct responses to our information requests.

Sincerely,

/s/ Bradley L. Radoff	/s/ Michael Torok
Bradley L. Radoff	Michael Torok

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Contacts

Longacre Square Partners

Greg Marose / Charlotte Kiaie, 646-386-0091

gmarose@longacresquare.com / ckiaie@longacresquare.com